
November 16, 2012

<u>Via E-mail</u>
David H. Murdock
Chairman of the Board
Dole Food Company, Inc.
One Dole Drive
Westlake Village, CA 91362

     Re: Dole Food Company, Inc.
           Preliminary Proxy on Schedule 14A
           Filed September 24, 2012
           File No. 001-04455

Dear Mr. Murdock:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                       Sincerely,

                       /s/ Susan C. Block

                       Susan C. Block
                       Attorney-Advisor

cc: Peter Wardle, Esq.
       Gibson, Dunn & Crutcher